December 16, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc. (the “Company”)

Registration Statement on Form S-1

(File No. 333-207460)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. Eastern Standard Time, on Thursday, December 17, 2015, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NANOSPHERE, INC.

By:	/s/ Michael K. McGarrity
	Name:	Michael K. McGarrity
	Title:	President and Chief Executive Officer

December 16, 2015

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	NANOSPHERE, INC.
Registration Statement on Form S-1 (Registration No. 333-207460) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Nanosphere, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:30 A.M. (Eastern Time), or as soon as practicable thereafter, on December 17, 2015, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer